FOR IMMEDIATE RELEASE

AutoChina International Leases 1,725 New Commercial Vehicles and

Opens 6 Store Branches in the First Quarter of 2012

Shijiazhuang, Hebei Province, China – May 3, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it entered into 1,725 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the first quarter of 2012, compared to 2,559 in the first quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 33,000 trucks. An additional 290 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program, which officially launched in early 2011.

During the first quarter, AutoChina opened 6 new commercial vehicle financing and service centers, and, as of March 31, 2012, operated 512 financing and service centers, compared to 318 centers at March 31, 2011. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

The centers opened in the first quarter were in the following provinces:

Province	# of Centers
Anhui	1
Fujian	2
Inner Mongolia	1
Jiangsu	1
Yunnan	1

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “During the first quarter of 2012, we continued to build out our network of financing and service centers. While the first quarter is typically a seasonally weaker period for AutoChina due to the timing of the Chinese New Year holiday, it was, overall, a challenging period for the heavy truck market. According to China Automotive Review, sales of heavy-duty trucks in January and February 2012 decreased 27.9% year over year to 115,700 units. We continue to monitor the heavy truck market but believe that, along with our ongoing network expansion, China’s recent acceleration of investment in construction and infrastructure development will not only help drive the nation’s overall economic growth, but also demand for heavy trucks. AutoChina’s primary focus remains to grow its business while exploring new opportunities that will benefit its customers while leveraging its expanding store network and diversifying its revenue streams.”

AutoChina International Ltd.	Page 2
May 3, 2012

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 512 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com